SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 2) *


                              UDATE.COM, INC.
  -----------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, $0.001 par value per share
  -----------------------------------------------------------------------
                       (Title of Class of Securities)

                                903495-10-9
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                               (CUSIP Number)



Atlas Trust Company (Jersey) Limited,             with a copy to:
         as trustee of the                       David K. Robbins
      Internet Investments Inc.      Fried, Frank, Harris, Shriver & Jacobson
       Employee Shares Trust           350 South Grand Avenue, Suite 3200
            P.O. Box 246                 Los Angeles, California 90071
     Suite 1, 1 Britannia Place                  (213) 473-2000
             St Helier
          Jersey, JE4 5PP
          Channel Islands
         (44) 1534-608878

  -----------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             February 14, 2003
  -----------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

CUSIP No. 903495-10-9

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ATLAS TRUST COMPANY (JERSEY) LIMITED, AS TRUSTEE OF THE INTERNET INVESTMENTS INC. EMPLOYEE SHARES TRUST

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                         (a)  [ ]
                                                         (b)  [ ]
        NOT APPLICABLE.

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
        NOT APPLICABLE.

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        JERSEY


  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           10,224,331

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             10,224,331

                10. SHARED DISPOSITIVE POWER

                        0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,224,331

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.5%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        00

INTRODUCTION

     This Amendment No. 2 to Schedule 13D (this "Amendment") is filed by Atlas Trust Company (Jersey) Limited ("Atlas Trust"), as trustee of the Internet Investments Inc. Employee Shares Trust. Capitalized terms used herein but not defined shall have the meanings set forth in the Amendment No. 1 to Schedule 13D filed by Atlas Trust on December 23, 2002 (the "Schedule 13D"). The Schedule 13D is hereby amended as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
     INFORMATION:

     On February 14, 2003, Atlas Trust, Terrence Lee Zehrer and Melvyn Morris, in his personal capacity, entered into the agreement attached hereto as Exhibit F, which is specifically incorporated herein by reference.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
     INFORMATION:

                    DOCUMENT

     Exhibit F  --  Deed  of   Contribution   relating  to  the  merger  of
                    uDate.com  Inc. with a  wholly-owned  subsidiary of USA
                    Interactive, dated  February 13, 2003, between Terrence
                    Lee Zehrer, Atlas Trust Company (Jersey) Limited, as trustee of the Internet Investments Inc. Employee
                    Shares Trust, and Melvyn Morris

                                 SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2003

                                              /s/ Ian R. Swindale
The COMMON SEAL of                      )   -------------------------------
Atlas Trust Company (Jersey) Limited    )   Director
was hereunto affixed in the             )
presence of:                            )     /s/ Ian R. Dove
                                            -------------------------------
                                            Director/Authorised Signatory

EXHIBIT INDEX

                    DOCUMENT

     Exhibit F  --  Deed  of   Contribution   relating  to  the  merger  of
                    uDate.com  Inc. with a  wholly-owned  subsidiary of USA
                    Interactive, dated  February 13, 2003, between Terrence
                    Lee Zehrer, Atlas Trust Company (Jersey) Limited, as trustee of the Internet Investments Inc. Employee
                    Shares Trust, and Melvyn Morris